Cloopen Enters into Binding Term Sheet

to Settle U.S. Securities Class Actions

BEIJING, June 14, 2023 /PRNewswire/ -- Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that, on June 5, 2023, it entered into a binding term sheet (the “Term Sheet”) for the settlement of class action lawsuits commenced in April 2021 in the New York Supreme Court (captioned Sonny St. John v. Cloopen Group Holding Limited et al., Index No. 652617/2021 (N.Y. Sup. Ct. N.Y. Cnty.)) and in December 2021 in the United States District Court for the Southern District of New York (captioned Dong v. Cloopen Group Holding Limited et al., Case No. 1:21-cv-10610-JGK-RWL (S.D.N.Y.)), collectively alleging claims for violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The Term Sheet requires Cloopen to pay a total of US$12.0 million in cash to the plaintiff class, representing approximately 6% of its cash and cash equivalents as of May 31, 2023 based on unaudited management accounts.

The settlement is subject to certain conditions including entering into a final settlement agreement, notice to the class members, and court approval. The parties jointly informed the court that they hope to be in a position to finalize and file the preliminary settlement approval and notice documents within forty-five (45) days from the execution of the Term Sheet.

Mr. Changxun Sun, chairman of the board of directors and chief executive officer of Cloopen, commented, “We will use our best efforts to enter into a final settlement agreement and obtain the necessary court approval. We believe that the full and final resolution of the class action lawsuits will enable us to focus more on our daily, ongoing business operations as well as the pursuit of future developments.”

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited